Exhibit 99.1

UP Fintech Holding Limited Reports Unaudited First Quarter 2020 Financial Results

BEIJING, China, May 28, 2020 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global Chinese investors, today announced its unaudited financial results for the first quarter ended March 31, 2020.

“We are pleased to report that our Company delivered good financial and operating growth in the first quarter of 2020”, stated Mr. Wu Tianhua, CEO and Director of UP Fintech. Total revenues were US$23.2 million, a 136.7% increase from the first quarter of 2019, and for the first time we generated net income attributable to UP Fintech of US$3.0 million this quarter. Our platform is continuing to attract new users; the number of accounts with deposits increased by approximately 20,900 this quarter as the quarterly growth rate in funded accounts was about 2.5 times that of the same quarter last year. Total accounts with deposits increased 53.1% on a year over year basis. Despite market volatility, clients also entrusted us with more assets; total client account balance as of March 31, 2020, rose 79.7% year-over-year to US$5.5 billion.

Even with the challenges posed by the pandemic, our firm continued to make progress on multiple new initiatives. In the first quarter of 2020, we began to onboard Singapore clients and we added real time market data for Singapore listed equities to our platform. We look forward to acquiring more offshore users and giving new clients seamless access to global markets. Just as we continued to develop our international business, our clients continued to diversify their trading activity; in the first quarter of 2020, trading volume in Chinese ADRs only accounted for 25% of our U.S. equity trading volume. In addition, despite the slowdown in new listings, our IPO underwriting business has a strong pipeline and we participated in 4 U.S. IPOs in the first quarter.

I would also like to elaborate on the development of our wealth management business; in the first quarter we officially launched our in-platform “Fund Mall” where users may subscribe to a wide range of mutual funds that span numerous asset classes from major institutional asset managers. We have continued to add funds to this product and clients may now choose from over 50 funds. Going forward, we will add more investment products and proprietary analytical tools to assist our users in managing their wealth.

The Company commenced its share repurchase program on April 1, 2020 and between that day and the end of May 26, 2020, the company repurchased 508,568 ADS for an approximate consideration of US$1.5 million.

Business Highlights for First Quarter 2020

•                      Total revenues were US$23.2 million, a 136.7% increase from the first quarter of 2019 and a 16.1% increase from the previous quarter.

•                      Total net revenues were US$22.2 million, a 131.9% increase from the first quarter of 2019 and a 20.5% increase from the previous quarter.

•                      Operating income was US$1.9 million in the first quarter of 2020 as compared to operating loss of US$4.4 million in the first quarter of 2019 and US$0.7 million in the previous quarter.

•                      Non-GAAP operating income was US$3.1 million in the first quarter of 2020 as compared to non-GAAP operating loss of US$3.5 million in the first quarter of 2019 and non-GAAP operating income of US$0.3 million in the previous quarter. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

•                      Net income attributable to UP Fintech was US$3.0 million, as compared to a net loss of US$2.9 million in the first quarter of 2019 and US$0.6 million in the previous quarter.

•                      Non-GAAP net income attributable to UP Fintech was US$4.2 million, as compared to Non-GAAP net loss of US$2.0 million in the first quarter of 2019 and a non-GAAP net income of US$0.3 million in the previous quarter.

•                      Total account balance was US$5.5 billion as of March 31, 2020, a 79.7% increase from March 31, 2019 and an 8.8% increase from December 31, 2019.

•                      Total margin financing and securities lending balance from all accounts was US$831.8 million as of March 31, 2020, a 15.6% decrease from March 31, 2019 and a 16.8% decrease from December 31, 2019.

Selected Operating Data for First Quarter 2020

	As of and for the three months ended
	March 31,	December 31,	March 31,
	2019	2019	2020
In 000’s
Number of customer accounts	534.0	649.0	743.3
Number of customers with deposits	87.6	113.2	134.1

In USD millions
Trading volume	27,862.8	21,799.6	44,109.9
Total account balance	3,057.0	5,051.6	5,493.9

First Quarter 2020 Financial Results

REVENUES

Total revenues for the first quarter of 2020 were US$23.2 million, which represented an increase of 136.7% from US$9.8 million in the first quarter of 2019.

Commissions were US$14.3 million, a 124.6% increase from US$6.4 million in the first quarter of 2019. This was due to an increase in trading volume compared to the same period last year.

Financing service fees were US$1.6 million, a decrease of 21.6% from US$2.1 million in the first quarter of 2019, primarily due to a decrease in margin trading activities.

Interest income was US$4.8 million, a 568.6% increase from US$0.7 million in the first quarter of 2019, primarily due to more consolidated account customers compared to the same quarter last year.

Other revenues were US$2.5 million, an increase of 291.3% from US$0.6 million in the first quarter of 2019. The increase was primarily due to higher revenue from IPO distribution services.

Interest expense was US$1.0 million, an increase of 357.2% from US$0.2 million in the first quarter of 2019. The interest expense increased as a result of the rapid growth of consolidated account customers.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$20.3 million, an increase of 45.2% from US$14.0 million in the first quarter of 2019.

Execution and clearing expenses were US$1.8 million, an increase of 523.8% from US$0.3 million in the first quarter of 2019, due to an increase in the number of consolidated accounts as well as an increase in trading volume.

Employee compensation and benefits expenses were US$10.5 million, an increase of 33.8% from US$7.8 million in the first quarter of 2019. This increase was primarily due to the headcount increase of 37.6% compared to the first quarter of 2019.

Occupancy, depreciation, and amortization expenses were US$1.2 million, an increase of 94.3% from US$0.6 million in the first quarter of 2019, due to an increase in overseas office space and relevant leasehold improvements.

Communication and market data expenses were US$1.8 million, an increase of 53.6% from US$1.2 million in the first quarter of 2019. This increase was due to rapid user growth and expanded market data usage by our users.

Marketing and branding expenses were US$2.8 million, an increase of 44.6% from US$1.9 million in the first quarter of 2019. This increase was primarily due to higher marketing spending this quarter.

General and administrative expenses were US$2.3 million, a slight increase of 4.6% from US$2.2 million in the first quarter of 2019.

OPERATING INCOME/LOSS AND NET INCOME/LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Operating income was US$1.9 million in the first quarter of 2020 as compared to an operating loss of US$4.4 million in the first quarter of 2019. Non-GAAP operating income was US$3.1 million in the first quarter of 2020 as compared to a non-GAAP operating loss of US$3.5 million in the first quarter of 2019. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Net income attributable to UP Fintech was US$3.0 million in the first quarter of 2020, as compared to a net loss of US$2.9 million in the first quarter of 2019. Net income per ADS — diluted was US$0.021 in the first quarter of 2020, as compared to a net loss per ADS — diluted of US$0.059 in the first quarter of 2019.

Non-GAAP net income attributable to UP Fintech, which excluded share-based compensation, was US$4.2 million in the first quarter of 2020, as compared to a US$2.0 million non-GAAP net loss attributable to UP Fintech in the first quarter of 2019. Non-GAAP net income per ADS — diluted was US$0.030 in the first quarter of 2020, as compared to a non-GAAP net loss per ADS — diluted of US$0.041 in the first quarter of 2019.

For the first quarter of 2020, the Company’s weighted average number of ADSs used in calculating diluted net income per ADS, was 142,914,154. As of March 31, 2020, the Company had a total of 2,118,930,666 Class A and B ordinary shares outstanding, or the equivalent of 141,262,044 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2020, the Company’s cash and cash equivalents and term deposits were US$95.3 million, compared to US$125.0 million as of December 31, 2019.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on May 28, 2020, U.S. Eastern Time (8:00 PM on May 28, 2020 Beijing/Hong Kong Time).

Participants may register for the conference call by navigating to http://apac.directeventreg.com/registration/event/9190088. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and registrant ID. The conference ID is: 9190088.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through June 6, 2020.

Dial-in numbers for the replay are as follows:

International: +61-2-8199-0299
Passcode:    9190088

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP operating income or loss, non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS — diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP operating income or loss as total net revenue minus total operating costs and expense and plus shared-based compensation. Non-GAAP net loss or income attributable to UP Fintech Holding Limited is net loss or income attributable to UP Fintech Holding Limited excluding non-cash expenses such as share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by weighted average number of diluted ADSs. Such adjustments have no impact on income tax.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

Clark S. Soucy

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of March 31,
	2019	2020
	US$	US$
Assets:
Cash and cash equivalents	59,408,555	32,857,534
Cash-segregated for regulatory purpose	317,915,092	223,223,606
Term deposits	65,601,207	62,480,672
Receivables from customers (net of allowance of US$155,721 and nil as of March 31, 2020 and December 31, 2019)	106,113,896	117,350,453
Receivables from brokers, dealers, and clearing organizations:
Related party	185,047,211	204,055,005
Others	9,274,205	12,733,790
Financial instruments held, at fair value	14,881,240	14,100,195
Prepaid expenses and other current assets	8,020,192	7,656,204
Amounts due from related parties	3,484,434	3,313,194
Total current assets	769,746,032	677,770,653
Non-current assets:
Right-of-use assets	5,732,559	7,633,682
Property, equipment and intangible assets, net	9,535,541	9,429,089
Goodwill	2,421,403	2,421,403
Long-term investments	6,017,219	5,977,605
Other non-current assets	3,045,732	3,014,542
Deferred tax assets	12,561,461	10,824,843
Total non-current assets	39,313,915	39,301,164
Total assets	809,059,947	717,071,817
Current liabilities:
Payables to customers	512,481,679	428,141,231
Payables to brokers, dealers and clearing organizations:
Related party	53,774,882	41,295,676
Others	1,355,112	6,761,831
Accrued expenses and other current liabilities	16,881,957	14,512,503
Deferred income - current	697,330	662,747
Lease liabilities- current	2,401,566	2,667,577
Total current liabilities	587,592,526	494,041,565
Deferred income — non-current	1,552,595	1,389,267
Lease liabilities — non-current	3,440,092	4,968,010
Deferred tax liabilities	1,449,000	1,449,000
Total liabilities	594,034,213	501,847,842
Mezzanine equity:
Redeemable non-controlling interest of sponsored fund	3,084,122	2,748,910
Total Mezzanine equity	3,084,122	2,748,910
Shareholders’ equity:
Class A ordinary shares	17,772	17,813
Class B ordinary shares	3,376	3,376
Additional paid-in capital	285,767,622	286,989,595
Statutory reserve	724,008	724,008
Accumulated deficit	(73,704,745)	(70,672,143)
Accumulated other comprehensive loss	(866,421)	(4,587,584)
Total equity	211,941,612	212,475,065
Total liabilities, mezzanine equity and equity	809,059,947	717,071,817

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	US$	US$	US$
Revenues:
Commissions	6,354,845	7,326,634	14,272,955
Financing service fees	2,086,130	2,030,324	1,636,196
Interest income	713,916	6,618,836	4,773,047
Other revenues	640,338	3,994,125	2,505,638
Total revenues	9,795,229	19,969,919	23,187,836
Interest expense	(208,721)	(1,513,329)	(954,215)
Total Net Revenues	9,586,508	18,456,590	22,233,621
Operating costs and expenses:
Execution and clearing	(292,480)	(900,255)	(1,824,627)
Employee compensation and benefits	(7,817,171)	(10,555,672)	(10,458,234)
Occupancy, depreciation and amortization	(597,477)	(1,138,710)	(1,160,614)
Communication and market data	(1,191,390)	(1,933,425)	(1,829,752)
Marketing and branding	(1,912,507)	(1,732,222)	(2,764,839)
General and administrative	(2,191,101)	(2,847,910)	(2,291,616)
Total operating costs and expenses	(14,002,126)	(19,108,194)	(20,329,682)
Other (expense)/income:
Others, net	986,816	(622,289)	2,780,680
(Loss)/income before income tax	(3,428,802)	(1,273,893)	4,684,619
Income tax benefits/(expenses)	1,083,313	1,034,861	(1,957,732)
Net (loss)/income	(2,345,489)	(239,032)	2,726,887
Less:
Net income/(loss) attributable to redeemable non-controlling interests	528,784	317,936	(305,715)
Net (loss)/income attributable to UP Fintech Holding Limited	(2,874,273)	(556,968)	3,032,602

Other comprehensive (loss)/income, net of tax:
Changes in cumulative foreign currency translation adjustment	187,110	2,592,364	(3,721,163)
Total Comprehensive (loss)/income	(2,158,379)	2,353,332	(994,276)

Net (loss)/income per ordinary share:
Basic	(0.004)	(0.000)	0.001
Diluted	(0.004)	(0.000)	0.001
Net (loss)/income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.059)	(0.004)	0.021
Diluted	(0.059)	(0.004)	0.021
Weighted average number of ordinary shares used in calculating net (loss)/income per ordinary share:
Basic	733,445,306	2,114,715,062	2,118,759,654
Diluted	733,445,306	2,114,715,062	2,143,712,304

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended March 31, 2019			For the three months ended December 31, 2019				For the three months ended March 31, 2020
		non-GAAP			non-GAAP				non-GAAP
	GAAP	Adjustment	non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$	US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

(Loss)/Income from operations	(4,415,618)	878,478(1)	(3,537,140)	(651,604)	902,117	(1)	250,513	1,903,939	1,217,014	(1)	3,120,953

Net (loss)/income attributable to UP Fintech Holding Limited	(2,874,273)	878,478	(1,995,795)	(556,968)	902,117		345,149	3,032,602	1,217,014		4,249,616

Net (loss)/income per ADS -diluted	(0.059)		(0.041)	(0.004)			0.002	0.021			0.030
Weighted average number of ADSs used in calculating diluted net (loss)/income per ADS	48,896,354		48,896,354	140,981,004			143,201,410	142,914,154			142,914,154

(1) The non-GAAP adjustment represents the non-cash expense of share-based compensation.

Non-GAAP to GAAP reconciling items have no income tax effect.